SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No.            )*
Camden Learning Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
132863127

(CUSIP Number)
Donald W. Hughes
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 30, 2007

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule  13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 17)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 132863127	13D	Page 2 of 17 Pages

1	NAMES OF REPORTING PERSONS Camden Learning, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,670,834

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,670,834

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 132863127	13D	Page 3 of 17 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No. 132863127	13D	Page 4 of 17 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Fund III-A, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No. 132863127	13D	Page 5 of 17 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 132863127	13D	Page 6 of 17 Pages

1	NAMES OF REPORTING PERSONS Camden Partners Strategic Manager, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No. 132863127	13D	Page 7 of 17 Pages

1	NAMES OF REPORTING PERSONS David L. Warnock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 132863127	13D	Page 8 of 17 Pages

1	NAMES OF REPORTING PERSONS Donald W. Hughes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 132863127	13D	Page 9 of 17 Pages

1	NAMES OF REPORTING PERSONS Richard M. Johnston

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 132863127	13D	Page 10 of 17 Pages

1	NAMES OF REPORTING PERSONS Richard M. Berkley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,670,834

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,670,834

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,670,834

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 132863127	13D	Page 11 of 17 Pages
ITEM 1. Security of the Issuer.
     This statement relates to shares of the Common Stock, par value $0.0001 per share (the “Common Stock”), of Camden Learning Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
ITEM 2. Identity and Background.
(a) The names of the persons filing this statement are Camden Learning, LLC (“CLLLC”), Camden Partners Strategic Fund III, L.P. (“Fund III”), Camden Partners Strategic Fund III-A, L.P. (“Fund III-A”), Camden Partners Strategic III, LLC (“Strategic III”), Camden Partners Strategic Manager, LLC (“Strategic Manager”), David L. Warnock (“Warnock”), Donald W. Hughes (“Hughes”), Richard M. Johnston (“Johnston”) and Richard M. Berkley (“Berkley”, and collectively with CLLLC, Fund III, Fund III-A, Strategic III, Strategic Manager, Warnock, Hughes and Johnston, the “Reporting Persons”).
     Fund III and Fund III-A are the sole members of CLLLC, and Strategic III is the sole manager of CLLLC. Strategic III is the sole general partner of each of Fund III and Fund III-A. Strategic Manager is the sole manager of Strategic III. Warnock, Hughes, Johnston and Berkley are the managing members of Strategic Manager.
(b) The address of the principal business office of each Reporting Person is c/o Camden Partners Holdings, LLC, 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.
(c) The principal business of CLLLC is investing in securities of the Issuer and sponsoring the initial public offering (the “Initial Public Offering”) of the Issuer’s Common Stock pursuant to the prospectus dated November 29, 2007 as filed by the Issuer with the Securities and Exchange Commission (the “Prospectus”) and the Registration Statement on Form S-1 (File No. 333-143098), as amended, as filed by the Issuer with the Securities and Exchange Commission (the “Registration Statement”). The principal business of each of Fund III and Fund III-A is investing in securities and serving as a member of CLLLC. The principal business of Strategic III is serving as the sole general partner of each of Fund III and Fund III-A. The principal business of Strategic Manager is serving as the sole manager of Strategic III.
     The principal occupation of each of Warnock, Hughes, Johnston and Berkley is to act as an officer, director, member, managing member, general partner or limited partner, as applicable, of corporations, partnerships or limited liability companies, as the case may be, some of which may be deemed to be affiliates of, or may provide management services to, CLLLC, Fund III, Fund III-A, Strategic III and Strategic Manager. Warnock, Hughes, Johnston and Berkley are parties to written employment agreements with Camden Partners Holdings, LLC, a Delaware limited liability company (“Camden Holdings”), which provides management services to CLLLC, Fund III, Fund III-A, Strategic III and Strategic Manager and is an investment adviser registered under the Investment Advisor Act of 1940, as amended. Warnock serves as the Chairman and Chief Executive Officer of the Issuer, and Hughes serves as the Chief Financial Officer and a Director of the Issuer. The address of Camden Holdings is as set forth above in section (b) of this Item 2.
(d)-(e) During the last five years, no Reporting Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil

CUSIP No. 132863127	13D	Page 12 of 17 Pages
proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of CLLLC, Strategic III and Strategic Manager is a Delaware limited liability company. Each of Fund III and Fund III-A is a Delaware limited partnership. Each of Warnock, Hughes, Johnston and Berkley is a citizen of the United States of America.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The 1,670,834 shares of Common Stock (the “Shares”) reported by the Reporting Persons in this statement were purchased by CLLLC for an aggregate purchase price of $1,721,000. Of such Shares, (i) 1,000,000 Shares were purchased by CLLLC from the Issuer on April 20, 2007 at a purchase price per share of approximately $0.02, or an aggregate purchase price of $20,000, (ii) 25,000 shares were purchased by CLLLC from a former director of the Issuer on July 3, 2007 at a purchase price per share of $0.02, or an aggregate purchase price of $500, (iii) 25,000 shares were purchased by CLLLC from a former director of the Issuer on August 27, 2007 at a purchase price per share of $0.02, or an aggregate purchase price of $500, (iv) 408,334 Shares were issued by the Issuer to CLLLC on November 20, 2007 in connection with a stock dividend, (v) 175,000 Shares were purchased by CLLLC from the underwriters of the Initial Public Offering on November 30, 2007 at a purchase price per share of $8.00, or an aggregate purchase price of $1,400,000, and (vi) 37,500 Shares were purchased by CLLLC from the underwriters of the Initial Public Offering on December 4, 2007 at a purchase price per share of $8.00, or an aggregate purchase price of $300,000.
     The funds used by CLLLC to purchase the Shares as described above were contributed to the working capital of CLLLC by Fund III and Fund III-A out of the respective working capital of Fund III and Fund III-A. Fund III and Fund III-A received such funds in the form of investments by their respective limited partners.
ITEM 4. Purpose of Transaction.
     CLLLC acquired the Shares for investment purposes. As disclosed in the Prospectus, the primary purpose of the Issuer, which is a blank check company, is merging with, engaging in a capital stock exchange with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more operating businesses in the education industry focusing on early childcare, K-12 or post-secondary education or corporate training and related businesses.
     Except as described in Item 6 of this statement or the Prospectus, no Reporting Person has any present plans (but each reserves the right to do so in the future) that relate to or would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 132863127	13D	Page 13 of 17 Pages
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s governing documents or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those enumerated above.
     Without limiting the foregoing, each Reporting Person reserves the right, from time to time and at any time, to acquire additional shares of Common Stock in the open market or otherwise and reserves the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to its or his shares of Common Stock.
ITEM 5. Interest in Securities of the Issuer.
(a)-(b) CLLLC is the record owner of the Shares, representing approximately 21.6% of the Issuer’s outstanding shares of Common Stock (based on 7,751,300 shares of Common Stock outstanding as of December 4, 2007).
     As a result of the relationships described in Item 2(a) of this statement, each of Fund III, Fund III-A, Strategic III, Strategic Manager, Warnock, Hughes, Johnston and Berkley may be deemed to own beneficially the Shares owned of record by CLLLC.
     CLLLC has the sole voting and dispositive power with respect to the Shares. Because each of the other Reporting Persons may be deemed to own beneficially the Shares, each such other Reporting Person may be deemed to have shared voting and dispositive power with respect to the Shares.
     Each of the Reporting Persons hereby disclaims beneficial ownership of any securities not held of record by it or him, except to the extent of its or his pecuniary interest therein. Each of the Reporting Persons hereby disclaims being a member of a group pursuant to Rule 13d-5(b)(1) under the Act.
(c) The information set forth in Item 3 of this statement is incorporated herein by reference.
(d) No other person is known to have the right to receive or the power to direct the receipt of

CUSIP No. 132863127	13D	Page 14 of 17 Pages
dividends from, or any proceeds from the sale of the Shares beneficially owned by any of the Reporting Persons.
(e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In addition to the Shares, pursuant to the Warrant Agreement, dated November 29, 2007 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company, CLLLC is the record owner of warrants to purchase 3,012,500 shares of Common Stock at an initial exercise price per share of $5.50. The exercise price and number of shares of Common Stock issuable upon exercise of these warrants may be adjusted in certain circumstances including in the event of a stock dividend, or a recapitalization, reorganization, merger or consolidation involving the Issuer; however, these warrants will not be adjusted for issuances of Common Stock at a price below their respective exercise prices. These warrants will become exercisable by CLLLC on the later of (i) November 30, 2008 and (ii) the consummation by the Issuer of a business combination (as defined in the Prospectus). These warrants expire on November 30, 2011.
     As described in the Prospectus, pursuant to the Registration Rights Agreement, dated November 29, 2007 (the “Registration Rights Agreement”), among the Issuer, CLLLC and certain other investors in the Issuer named therein (collectively, with CLLLC, the “Initial Stockholders”), the Issuer granted the Initial Stockholders certain demand and “piggy-back” registration rights with respect to 1,562,500 shares of Common Stock, warrants to purchase 2,800,000 shares of Common Stock (the “Registrable Warrants”) and 2,800,000 shares of Common Stock issuable upon the exercise of the Registrable Warrants.
     As described in the Prospectus, pursuant to the Letter Agreement, dated November 26, 2007 (the “Letter Agreement”), among CLLLC, the Issuer and Morgan & Joseph & Co. Inc., as the representative of the underwriters of the Initial Public Offering, CLLLC has agreed to place limit orders to purchase up to $4,000,000 of Common Stock in the open market in accordance with Rule 10b-18 under the Act commencing the later of (i) ten business days after the Issuer files its Current Report on Form 8-K announcing its execution of a definitive agreement for its initial business combination and (ii) 60 calendar days after the end of the “restricted period” in connection with the Initial Public Offering under Regulation M under the Act and ending on the business day immediately preceding the record date of the meeting of stockholders at which such business combination is to be voted upon.
     As described in the Prospectus, pursuant to the Securities Escrow Agreement, dated November 29, 2007 (the “Securities Escrow Agreement”) among the Issuer, the Initial Stockholders and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), the Initial Stockholders placed the shares of Common Stock they owned prior to the Initial Public Offering (the “Insider Shares”) and Warrants they owned prior to the Initial Public Offering (the “Insider Warrants”) into an escrow account maintained by the Escrow Agent (the “Escrow Account”). Subject to limited exceptions, the Insider Shares and Insider Warrants may not be transferred by their respective holders for certain respective periods (the “Escrow Period”). For the Insider Shares, the applicable Escrow Period will expire one year after the Issuer’s consummation of its initial business combination unless the Issuer consummates a transaction after the consummation of its initial business combination resulting in all of the stockholders of the Issuer having the right to exchange their shares of Common Stock for cash,

CUSIP No. 132863127	13D	Page 15 of 17 Pages
securities or other property, and, for the Insider Warrants, the applicable Escrow Period will expire on the 90th day following the Issuer’s consummation of its initial business combination. During the Escrow Period, the Initial Stockholders will retain all other rights as stockholders, including, without limitation, the right to vote their Common Stock and the right to receive cash dividends. In the event the Issuer declares a stock dividend, such dividend will be placed into the Escrow Account. In the event the Issuer dissolves and liquidates, the Insider Shares and Insider Warrants will be cancelled.
     The descriptions of the terms of the Warrant Agreement, the Registration Rights Agreement, the Letter Agreement and the Securities Escrow Agreement contained in this statement are summaries, do not purport to be complete, and are qualified in their entirety by reference to the Warrant Agreement, the Registration Rights Agreement, the Letter Agreement and the Securities Escrow Agreement in Item 7 below as Exhibits 5, 6, 7 and 8, respectively, each of which is incorporated herein by reference.
     Except as otherwise described in this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7. Material to be Filed as Exhibits.
     The following documents are filed as Exhibits to this statement.

Exhibit No.	Description

1	Agreement of Joint Filing among the Reporting Persons (attached).

2	Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).

3	Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, and incorporated herein by reference).

4	Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, and incorporated herein by reference).

5	Warrant Agreement, dated November 29, 2007, between Continental Stock Transfer & Trust Company and Camden Learning Corporation (previously filed as Exhibit 4.4 to Camden Learning Corporation’s Current Report on Form 8-K (File No. 005-83418), filed on December 5, 2007, and incorporated herein by reference).

6	Registration Rights Agreement, dated November 29, 2007, by and among Camden Learning Corporation and the initial stockholders named therein (previously filed as Exhibit 10.4 to Camden Learning Corporation’s Current Report on Form 8-K (File No. 005-83418), filed on December 5, 2007, and incorporated herein by reference).

CUSIP No. 132863127	13D	Page 16 of 17 Pages

Exhibit No.	Description

7	Letter Agreement, dated November 26, 2007, among Camden Learning, LLC, Camden Learning Corporation and Morgan & Joseph & Co. Inc. (previously filed as Exhibit 10.1.1 to Pre-Effective Amendment No. 6 to Camden Learning Corporation’s Registration Statement on Form S-1 (File No. 333-143098), filed on November 26, 2007, and incorporated herein by reference).

8	Securities Escrow Agreement, dated November 29, 2007, among Camden Learning Corporation, the initial stockholders named therein and Continental Stock Transfer & Trust Company, as escrow agent (previously filed as Exhibit 10.3 to Camden Learning Corporation’s Current Report on Form 8-K (File No. 005-83418), filed on December 5, 2007, and incorporated herein by reference).

CUSIP No. 132863127	13D	Page 17 of 17 Pages
SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2008

Camden Learning, LLC				Camden Partners Strategic III, LLC

By:	Camden Partners Strategic III, LLC its sole general partner			By:	Camden Partners Strategic Manager, LLC,
its sole manager

	By:	Camden Partners Strategic Manager,			By:	/s/ Donald W. Hughes

		LLC, its sole manager			Name:	Donald W. Hughes
					Title:	Managing Member

		By:	/s/ Donald W. Hughes

		Name:	Donald W. Hughes
		Title:	Managing Member

Camden Partners Strategic Fund III, L.P.				Camden Partners Strategic Manager, LLC

By:	Camden Partners Strategic III, LLC its sole general partner			By:	/s/ Donald W. Hughes

				Name:	Donald W. Hughes
	By:	Camden Partners Strategic Manager,		Title:	Managing Member
LLC, its sole manager

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	David L. Warnock

Camden Partners Strategic Fund III-A, L.P.
/s/ Donald W. Hughes

By:	Camden Partners Strategic III, LLC, its sole			Donald W. Hughes
general partner

	By:	Camden Partners Strategic		/s/ Donald W. Hughes

		Manager, LLC, its sole manager		Donald W. Hughes, as Attorney-in-Fact for
Richard M. Johnston

		By:	/s/ Donald W. Hughes	/s/ Donald W. Hughes

		Name:	Donald W. Hughes	Donald W. Hughes, as Attorney-in-Fact for
		Title:	Managing Member	Richard M. Berkley